Exhibit 99.1

Sky Solar Holdings, Ltd. Issues Statement on Unusual Trading Activity

HONG KONG, Sept. 28, 2020 (GLOBE NEWSWIRE) -- Sky Solar Holdings, Ltd. (NASDAQ: SKYS) (“Sky Solar” or the “Company”), a global developer, owner and operator of solar parks, today issued a statement on recent unusual trading activity in the Company’s American depositary shares (the “ADSs,” each representing twenty of the Company’s ordinary shares, par value US$0.0001 each, the “Ordinary Shares”).  As previously announced by the Company, the tender offer of Square Acquisition Co. to purchase all of the issued and outstanding Ordinary Shares, including all Ordinary Shares represented by ADSs, expired at 12:00 midnight, New York City time, at the end of the day on September 8, 2020.  As of immediately prior to the expiration of the tender offer, the number of Ordinary Shares (including Ordinary Shares represented by ADSs) that had been validly tendered (and not validly withdrawn) satisfied the tender offer’s minimum condition and all other conditions to the tender offer were satisfied or waived. Promptly after the expiration date of the tender offer, Square Acquisition Co. accepted for payment all Ordinary Shares (including Ordinary Shares represented by ADSs) validly tendered (and not validly withdrawn) pursuant to the tender offer, and Ordinary Share and ADS holders whose Ordinary Shares and ADSs were accepted in the tender offer were paid $0.30 per Ordinary Share or $6.00 per ADS, less certain taxes and fees.  Furthermore, the offeror group (the “Offeror Group”) for the tender offer, which includes Japan NK Investment K.K., IDG-Accel China Capital L.P., IDG-Accel China Capital Investors L.P., Jolmo Solar Capital Ltd., CES Holding Ltd., Jing Kang, Bin Shi, Sino-Century HX Investments Limited, Kai Ding, TCL Transportation Holdings Limited, Esteem Venture Investment Limited, Mamaya Investments Ltd, Xanadu Investment (H.K.) Limited, Abdullateef A. AL-Tammar, Development Holding Company Ltd., Bjoern Ludvig Ulfsson Nilsson, Square Acquisition Co. and Square Limited, stated that following the completion of the tender offer it intends to effect a merger with the Company and that at the effective time of the merger, each outstanding Ordinary Share (other than those held by Offeror Group) will be converted into the right to receive US$0.30 in cash per Ordinary Share, without interest and less any required withholding taxes, and each ADS issued and outstanding immediately prior to the effective time, together with the underlying Ordinary Shares represented by such ADS, shall be cancelled in exchange for the right to receive US$6.00 in cash per ADS without interest and less any ADS cancellation fees and other related fees and withholding taxes.

The merger has not yet been completed because, as previously announced by the Company, on August 28, 2020, the Company was informed that Hudson Capital Solar Infrastructure GP, LP, in its capacity as general partner of Hudson Solar Cayman LP, had filed a winding up petition in respect of Sky Solar (the “Winding Up Petition”) with the court in the Cayman Islands. Pursuant to the Companies Law (as amended) of the Cayman Islands, the merger cannot be consummated for so long as the Winding Up Petition remains outstanding, or if any order shall have been made or resolution adopted to wind up the Company (such proceedings, “Winding Up Proceedings”). The Offer Group has stated that it is monitoring the Winding Up Petition closely and intends to effect the merger as promptly as practicable once any Winding Up Proceedings are no longer outstanding or in effect.  The Company currently cannot predict when or if the Winding Up Proceedings or any similar action will be resolved.

Despite the developments outlined above, the Company’s ADSs have recently traded substantially higher than $6.00.  On Friday, September 25, 2020, the ADS traded on the

NASDAQ Capital Market for prices as high as $12.48 and closed at $9.98; trading volume for the ADSs was substantially higher than recent average trading volume. The Company advises investors to carefully consider the Company’s disclosure before making any investment decision regarding the ADSs or the Ordinary Shares.

About Sky Solar Holdings, Ltd.

Sky Solar is a global independent power producer (“IPP”) that develops, owns, and operates solar parks and generates revenue primarily by selling electricity. Since its inception, Sky Solar has focused on the downstream solar market and has developed projects in Asia, Europe, South America and North America. The Company’s broad geographic reach and established presence across key solar markets are significant differentiators that provide global opportunities and mitigate country-specific risks. Sky Solar aims to establish operations in select geographies with highly attractive solar radiation, regulatory environments, power pricing, land availability, financial access and overall power market trends. As a result of its focus on the downstream photovoltaic segment, Sky Solar is technology agnostic and is able to customize its solar parks based on local environmental and regulatory requirements. As of December 31, 2019, the Company owned and operated 115.1 MW of solar parks.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the reduction, modification or elimination of government subsidies and economic incentives; global and local risks related to economic, regulatory, social and political uncertainties; resources the Company may need to familiarize itself with the regulatory regimes, business practices, governmental requirements and industry conditions as the Company enters into new markets; the Company’s ability to successfully implement its on-going strategic review to unlock shareholder value; global liquidity and the availability of additional funding options; the delay between making significant upfront investments in the Company’s solar parks and receiving revenue; expansion of the Company’s business in the United States and Japan; resolution of disputes; risk associated with the Company’s limited operating history, especially with large-scale IPP solar parks; risk associated with development or acquisition of additional attractive IPP solar parks to grow the Company’s project portfolio; and competition. Further information regarding these and other risks is included in Sky Solar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Sky Solar:

IR@skysolarholdings.com

Sky Solar Investor Relations:

The Blueshirt Group

United States

Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com

China

Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

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